

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

Chang-Hyuk Kang
Chief Executive Officer
Hanryu Holdings, Inc.
160, Yeouiseo-ro
Yeongdeungpo-gu, Seoul
Republic of Korea 07231

> **Re: Hanryu Holdings, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed June 2, 2023**
> **File No. 333-269419**

Dear Chang-Hyuk Kang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 8 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 63

1. We note the MAUs decreased in January, February, and March 2023 compared to December 2022; however, you disclose that MAUs have been growing significantly. Please revise to explain the reasons for the decrease in MAUs as well as the declining trend in the percentage of MAU to User Base for the last three months presented.

Liquidity and Going Concern, page 71

2. You disclose that you believe your cash on hand, along with current financing resource and additional revenue you expect to receive, will sustain your operations until at

least June 30, 2023. Please revise to update this disclosure if you currently believe such date is beyond June 30, 2023.

General

3.   We note your reference on page 22 to the unaudited report of your independent registered public accounting firm to the financial statements for the three months ended March 31, 2023 and 2022. Please explain what this is referring to and to the extent this is intended to indicate that your interim financial statements were reviewed by you independent registered public accounting firm, revise to include the accountants review report. Refer to Rule 10-01(d) of Regulation S-X and Item 601(b)(15) of Regulation S-K.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matthew Ogurick, Esq.